Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following is a copy of an e-mail that was delivered to Progress Energy employees on February 9, 2011:

Duke / Progress Employee Merger Questions and Answers

(Set 2)

Shared Questions

What does Bill Johnson think about Duke’s international business and the role it could play in the growth of the combined company?

The international business is an important part of Duke’s portfolio and any changes in that business will be considered as they are today – on a case-by-case basis and based on the shareholder value the business brings to Duke.

What areas of the two companies will be most impacted by workforce reductions?

Until this transaction closes, which we are targeting for the fourth quarter of this year, the companies will continue to operate as separate entities. There will be no immediate staffing changes due to the merger. However, some position reductions may occur prior to that time due to normal business operations. As we work through our integration plans, we expect duplicate functions will be consolidated and some workforce reductions will occur.

In the coming months, we will be working to plan the integration of our operations. During the design phase of the integration process later in the year, comprehensive data gathered in earlier integration phases will drive decisions with respect to organizational structure and staffing levels and determine which areas will be most impacted. The multi-year transition period also will help to further minimize reductions through attrition, retirements and the management of vacancies.

What about organizations not listed on the Integration Lead chart, such as Corporate Services, EHS, Engineering and Corporate Communications?

Several functions do not appear on the integration lead chart. All organizations will be represented by subteams under one or more of the integration leads after the process of mapping all individual employees to a functional area is complete. We expect to have a more comprehensive view of the integration structure, including subteams, by mid-March. The new company organization chart will be developed as part of the integration process in the fall.

Can I still perform benchmarking activities with my peers at Progress or Duke?

All requests for benchmarking activities should be reviewed by the Integration Program Management Office as part of the actual functional integration work. Requests should be submitted to the Integration mailbox.

Since we now have in place an agreement to merge, we must operate with a higher degree of sensitivity to ensure the two companies operate separately until the merger closes approximately one year from now. Therefore, even if a dialogue was initiated prior to the merger announcement on Jan. 10, it’s important to proceed with a higher level of prudence to avoid even the appearance of anything that could be construed as an anti-trust issue.

Also, integration issues and related discussion are not permissible during benchmarking activities.

Progress Questions

Are there any plans to modernize the un-scrubbed coal-fired power plant units? Will Progress change its announced plans to shut down its un-scrubbed coal units in North Carolina?

Progress Energy Carolinas’ fleet modernization strategy will continue. PEC has announced its retirement plans for all of the utility’s un-scrubbed coal-fired units in North Carolina by the end of 2014. The announcement affected the Lee, Sutton, Weatherspoon and Cape Fear plants, where the age and size of the units made investing in pollution-control equipment cost prohibitive. Construction has begun on a 950-megawatt (MW) natural gas power block at the Lee Energy Complex near Goldsboro, and construction will begin soon on a 620-MW power block at the Sutton Energy Complex near Wilmington.

Is Progress Energy Florida going to be sold as a result of the merger?

Bill Johnson and Jim Rogers have both said publicly that the combination of Duke and Progress creates the largest U.S. utility supported by a large, diversified regulated earnings base that includes utilities such as Progress Energy Florida. The new company will contain several utilities with different customer demographics, weather patterns and regulatory bodies. This diversity will spread risks in each of these areas. Having the size and scale to be an industry leader also increases our strategic capability to meet the challenges facing our business.

Are Progress shareholders guaranteed a specific premium on their Progress stock? What happens if the market goes down as a whole or Duke’s stock price falls significantly before the merger closes?

No, Progress shareholders are not guaranteed any particular premium. The market value of the Duke stock that Progress shareholders would receive in the merger will depend on Duke’s stock price on the day the merger closes. In the merger, Progress shareholders will receive 2.6125 shares of Duke stock for every share of Progress stock they own, adjusted to reflect a 1-for-2 or 1-for-3 reverse stock split that Duke plans to implement before the merger.

What’s going to happen with the EnergyWise® smart grid project when the merger is complete?

We expect our EnergyWise smart grid initiatives to continue as planned. The utilities will continue to operate separately until after the merger is closed. In 2010, Progress and Duke accepted a $200 million U.S. Department of Energy (DOE) grant awarded as part of the 2009 federal stimulus package. The funds awarded to Progress are being used for investments in equipment, systems, technologies and communication infrastructure that will add “intelligence” to the systems used to deliver electricity to our customers in the Carolinas and Florida. These initiatives remain a priority for our company and must be completed within the three-year grant period ending in 2013.

As with all company initiatives, our EnergyWise smart grid program will be evaluated after the merger for potential efficiencies among all the utilities.

Safe Harbor Information

As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual

Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.